UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)

BANKRATE, INC.
(Name of Subject Company—(Issuer))

BEN MERGER SUB, INC.
BEN HOLDINGS, INC.
BANKRATE, INC.
Peter C. Morse
Thomas R. Evans
Robert P. O’Block
Edward J. DiMaria
Daniel P. Hoogterp
Steven L. Horowitz
Michael Ricciardelli
Donaldson M. Ross
Bruce J. Zanca
(Name of Person(s) Filing Statements)
Ben Holding S.à.r.l.
Apax US VII, L.P.
Apax Europe VII-A, L.P.
Apax Europe VII-B, L.P.
Apax Europe VII-1, L.P.
Apax US VII GP, L.P.
Apax US VII GP, Ltd.
Apax Europe VII GP L.P. Inc.
Apax Europe VII GP Co. Limited
Apax Partners Europe Managers Limited
(Names of Filing Persons—(Other Person(s)))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number of Class of Securities)

Mitch Truwit c/o BEN Holdings, Inc. 601 Lexington Avenue, 53rd Floor New York, New York 10022 Telephone: (212) 646-7242	Edward J. DiMaria 11760 U.S. Highway One, Suite 200 North Palm Beach, Florida 33408 Telephone: (561) 630-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joshua N. Korff, Esq. Susan J. Zachman, Esq. Christopher A. Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Lawrence S. Makow, Esq. David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
This statement is filed in connection with (check the appropriate box):
     1. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     2. ☐ The filing of a registration statement under the Securities Act of 1933.
     3. ☑ A tender offer.
     4. ☐ None of the above.
Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies:☐
Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$585,692,014	$32,682

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 19,148,003 shares of common stock, par value $0.01 per share, at $28.50 per share. The transaction value also includes the offer price of $28.50 multiplied by 1,402,594, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,682

Filing Party:	BEN Merger Sub, Inc., BEN Holdings, Inc. and other filers

Schedule:	Schedule TO-T

Date Filed:	July 28, 2009

INTRODUCTION
     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by BEN Merger Sub, Inc. (“Purchaser”), BEN Holdings, Inc. (“Parent”), Ben Holding S.à.r.l., Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax US VII GP, L.P., Apax US VII GP, Ltd., Apax Europe VII GP L.P. Inc., Apax Europe VII GP Co. Limited, Apax Partners Europe Managers Limited, Bankrate, Inc., a Florida corporation (“Bankrate” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, Peter C. Morse, Thomas R. Evans, Robert P. O’Block, Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca. Parent is a wholly-owned subsidiary of Ben Holding S.à.r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (“Apax Europe VII Funds”). Apax Partners, L.P. is (i) an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund, and (ii) an advisor to Apax Europe VII Funds, which is an advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts. This Transaction Statement relates to the tender offer by Parent and Purchaser to acquire all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”), at a price of $28.50 per share, net to the seller in cash, without interest as amended from time to time, and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of Parent and Purchaser and the other parties thereto, filed with the Securities and Exchange Commission (“SEC”) on July 28, 2009 as amended from time to time, (the “Schedule TO”).
     This Transaction Statement also relates to the Agreement and Plan of Merger dated as of July 22, 2009 by and among Parent, Purchaser and Bankrate (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with Bankrate continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, Bankrate and its subsidiaries, and certain shares owned by certain of Bankrate’s officers and directors’ and Shares with respect to which dissenters' rights are properly demanded and perfected) will be converted into the right to receive $28.50 in cash.
     The Company has filed a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule
14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1)(H), a copy of the Offer to Purchase is attached as Exhibit (a)(1)(A) to the Schedule TO and a copy of the Merger Agreement is attached as Exhibit (d)(1) to the Schedule TO.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes and amendments thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or Purchaser has been provided by such person and not by any other person.

Item 1: Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated by reference.
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:
Bankrate, Inc. 11760 U.S. Highway One, Suite 200 North Palm Beach, Florida 33408 (561) 630-2400
(b)	Securities. The class of securities to which this Transaction Statement relates is the common stock, par value $0.01 per share of Bankrate, of which 19,148,003 shares were issued and outstanding as of July 27, 2009 of which 262,499 were restricted shares.

(c)	Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Bankrate Shares; Dividends on Bankrate Shares”) of the Offer to Purchase is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Bankrate Shares; Dividends on Bankrate Shares”) of the Offer to Purchase is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in “Item 6—Interest in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.
Item 3: Identity and Background of Filing Person
Regulation M-A Item 1003
(a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein. One of the filing persons is the subject company.
The information set forth in the Offer to Purchase under the following captions, together with Schedule A attached thereto, is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 10 (“Certain Information Concerning Purchaser and Parent”)
The business address of the Messrs. Evans, Morse, O'Block, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca is 11760 US HWY 1 Suite 200, North Palm Beach, FL. 33408 and the business telephone number of these filing persons is 561-630-2400.
(b) Business and Background of Entities. Not applicable.
(c) Business and Background of Natural Persons. The information set forth in “Board of Directors” and “Executive Officers” in the Information Statement of the Company attached to the Schedule 14D-9 as Annex A (the “Schedule 14D-9 Information Statement”) is incorporated by reference herein.
None of the persons listed in “Board of Directors” and “Executive Officers” in Annex A to the Schedule 14D-9 Information Statement has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the persons listed in “Board of Directors” and “Executive Officers” in Annex A to the Schedule 14D-9 Information Statement has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference

(c)	Different Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 1 (“Terms of the Offer; Expiration Date”)
THE TENDER OFFER—Section 3 (“Procedures for Tendering Bankrate Shares”)
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(d)	Appraisal Rights. The information set forth under the caption SPECIAL FACTORS—Section 14 (“Appraisal Rights”) of the Offer to Purchase is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)	Transactions. The information set forth in the “Executive Compensation”, “Information about Executive Compensation” and “Compensation of Directors” in the Schedule 14D-9 Information Statement is incorporated by reference herein.
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and
Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 11 (“Certain Relationships Between
Parent or Purchaser and Bankrate”)

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

SPECIAL FACTORS—Section 1 (“Background of the Offer”) SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)

(c)	Negotiations or Contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET SPECIAL FACTORS—Section 1 (“Background of the Offer”) SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 2 (“The Support Agreements”) SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the Apax
VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(c)(1)-(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET SPECIAL FACTORS—Section 1 (“Background of the Offer”)

SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for
Bankrate after the Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and
Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 11 (“Certain Relationships Between Parent or
Purchaser and Bankrate”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 13 (“Dividends and Distributions”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the
Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)

(b)	Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 1 (“Background of the Offer”) SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the Offer and the Merger”)

(c)	Reasons. The information set forth in “Item 4(c) — Reasons for the Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the
Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 7 (“Position of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities

as to Fairness”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)

(d)	Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 8 (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax
Consequences of the Offer and the Merger”)
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
(a)	Fairness. The information set forth in “Item 4(c) — Reasons for the Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 5 (“Position of the Support Executives as to Fairness”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 7 (“Position of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities as to Fairness”)

(b)	Factors Considered in Determining Fairness. The information set forth in “Item 4(c) — Reasons for the Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 5 (“Position of the Support Executives as to Fairness”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 7 (“Position of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities as to Fairness”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET SPECIAL FACTORS—Section 13 (“The Merger Agreement”) THE TENDER OFFER—Section 12 (“Conditions to the Offer”)

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the
Apax VII Funds and the Other Apax Entities”)

(e)	Approval of Directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)

(f)	Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” and Annex B and Annex C of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer and the Merger; Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger”; “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” and Annex B and Annex C of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Bankrate during its regular business hours by any interested holder of Bankrate’s shares or representative of the interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”)
THE TENDER OFFER—Section 12 (“Conditions to the Offer”)
THE TENDER OFFER—Section 15 (“Fees and Expenses”)
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(b)	Conditions. The Offer is not subject to any financing conditions.
          The Agreement and Plan of Merger, dated July 22, 2009, by and among Bankrate, Inc., BEN Holdings, Inc. and BEN Merger Sub, Inc. is herein incorporated by reference to Exhibit (d)(1) filed herewith.
(c)	Expenses. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 15 (“Fees and Expenses”)

(d)	Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in “Security Ownership of Certain Beneficial Owners and Management” of the Schedule 14D-9 Information Statement is incorporated by reference herein.
(b)	Securities Transactions. The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Item 4(d) — Intent to Tender” of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 6 (“Purposes and Reasons of Parent, Purchaser, the
Apax VII Funds and the Other Apax Entities”)
SPECIAL FACTORS—Section 7 (“Position of Parent, Purchaser, the Apax VII Funds
as to Fairness and the Other Apax Entities”)
SPECIAL FACTORS—Section 9 (“Purposes, Reasons and Plans for Bankrate after the
Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS—Section 11 (“Certain Relationships Between Parent or Purchaser and
Bankrate”)
SPECIAL FACTORS—Section 13 (“The Merger Agreement”)

(e)	Recommendations of Others. The information set forth in “Item 4(a) — Solicitation/Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the Fairness of the Offer and the Merger”)

SPECIAL FACTORS—Section 7 (“Position of Parent, Purchaser, the Apax VII Funds the Other Apax Entities as to Fairness”)
Item 13. Financial Information
Regulation M-A Item 1010
(a)(1)	The audited consolidated financial statements of Bankrate as of and for the fiscal years ended December 31, 2007 and December 31, 2008 are incorporated herein by reference to Item 8 to Bankrate’s Annual Report on Form 10-K for the year ended December 31, 2008.

(a)(2)	The unaudited consolidated financial statements of Bankrate as of and for the quarter ended March 31, 2009 are incorporated herein by reference to Item 1 to Bankrate’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

(a)(3)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning Bankrate”) is incorporated herein by reference.

(a)(4)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning Bankrate”) is incorporated herein by reference.

(b)	Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS—Section 1 (“Background of the Offer”)
SPECIAL FACTORS—Section 2 (“The Support Agreements”)
SPECIAL FACTORS—Section 3 (“Position of Bankrate Regarding the Fairness of the
Offer and the Merger”)
SPECIAL FACTORS—Section 4 (“Position of the Disinterested Directors Regarding the
Fairness of the Offer and the Merger”)
SPECIAL FACTORS—Section 10 (“Interests of Bankrate’s Directors and Executive
Officers in the Offer and the Merger”)
THE TENDER OFFER—Section 3 (“Procedures for Tendering Bankrate Shares”)
THE TENDER OFFER—Section 15 (“Fees and Expenses”)

(b)	Employees and Corporate Assets. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 13 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.
Item 15: Additional Information
Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Offer to Purchase and the Schedule 14D-9 is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as revised on August 11, 2009.(incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by BEN Merger Sub, Inc. and BEN Holdings, Inc. and the other parties thereto dated, August 11, 2009).*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(1)(H)	Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2009 (incorporated by reference herein)

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009, which is incorporated by reference herein.*

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).

(b)	None.

(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(2) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(3)	Opinion of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Annex C of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(4)	Presentation of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(5)	Presentation of Allen & Company LLC, dated June 30, 2009 (incorporated by reference to Exhibit (c)(5) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter*

Exhibit No.

C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(f)	Statement of Appraisal Rights.*

(g)	None.

*Previously filed

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN MERGER SUB, INC.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Director, Vice President, Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN HOLDINGS, INC.
By:	/s/ Mitch Truwit
	Name:	Mitch Truwit
	Title:	Director, Vice President, Assistant Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BANKRATE, INC.

By:	/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President
Chief Financial Officer
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Peter C. Morse
Peter C. Morse

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Thomas R. Evans
Thomas R. Evans

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Robert P. O’Block
Robert P. O’Block

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Edward J. DiMaria
Edward J. DiMaria

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Daniel P. Hoogterp
Daniel P. Hoogterp

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Steven L. Horowitz
Steven L. Horowitz

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Michael Ricciardelli
Michael Ricciardelli

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Donaldson Ross
Donaldson Ross

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009	By:	/s/ Bruce J. Zanca
Bruce J. Zanca

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

BEN HOLDING S.À.R.L.
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Class B Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII, L.P. By: Apax US VII GP, L.P. Its: General Partner By: Apax US VII GP, Ltd. Its: General Partner
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-A, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-B, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII-1, L.P. By: Apax Europe VII GP L.P. Inc. Its: General Partner By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII GP, L.P. By: Apax US VII GP, Ltd. Its: General Partner
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX US VII GP, LTD.
By:	/s/ Christian Stahl
	Name:	Christian Stahl
	Title:	Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII GP L.P. INC. By: Apax Europe VII GP Co. Limited Its: General Partner
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX EUROPE VII GP CO. LIMITED
By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 11, 2009

APAX PARTNERS EUROPE MANAGERS LIMITED
By:	/s/ Paul Fitzsimons
	Name:	Paul Fitzsimons
	Title:	Director

By:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 28, 2009 as revised on August 11, 2009.(incorporated by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by BEN Merger Sub, Inc. and BEN Holdings, Inc. and the other parties thereto dated, August 11, 2009).*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.*

(a)(1)(F)	Text of press release, dated July 28, 2009, concerning the Offer.*

(a)(1)(G)	Summary Advertisement as published on July 28, 2009.*

(a)(1)(H)	Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2009 (incorporated by reference herein)

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009, which is incorporated by reference herein.*

(a)(5)(1)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB (incorporated by reference to Exhibit (a)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(a)(5)(2)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(3)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 3, 2009).*

(a)(5)(4)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ (incorporated by reference to Exhibit (a)(7) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).

(b)	None.

(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(2) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(3)	Opinion of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Annex C of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(4)	Presentation of Needham & Company LLC, dated July 22, 2009 (incorporated by reference to Exhibit (c)(4) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(c)(5)	Presentation of Allen & Company LLC, dated June 30, 2009 (incorporated by reference to Exhibit (c)(5) of Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on August 11, 2009).

(d)(1)	Agreement and Plan of Merger among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated as of July 22, 2009.*

(d)(2)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Thomas R. Evans (incorporated by reference to exhibit (e)(7) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(3)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Peter Christopher Morse; Martha F. Morse, Martha F. Morse Revocable Trust; Peter C. Morse 2008 Annuity Trust; Peter C. Morse 2007 Annuity Trust; Peter C. Morse Remainder Trust FBO Clay P. Morse; Peter C. Morse Remainder Trust FBO Kate M. Frantz; and Peter C. Morse Remainder Trust FBO Lisa D. Morse (incorporated by reference to exhibit (e)(8) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(4)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Robert P. O’Block (incorporated by reference to exhibit (e)(9) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

Exhibit No.

(d)(5)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca (incorporated by reference to exhibit (e)(6) of the Recommendation/Solicitation Statement on Schedule 14D-9 filed by Bankrate, Inc. on July 28, 2009).*

(d)(6)	Limited Guarantee, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(7)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.2 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(d)(8)	Commitment Letter, dated as of July 22, 2009, by Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 2.3 filed with a Current Report on Form 8-K/A, dated July 23, 2009, filed by Bankrate, Inc.).*

(f)	Statement of Appraisal Rights.*

(g)	None.

*Previously filed